June 12, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, DC 20549

RE:  Beyond Wellness International, Inc.

        Offering Statement on Form 1-A/A

        File No. 024-11173

Dear Sir and Madam:

The Registrant hereby requests that the above-referenced Offering Circular ON Form 1-A/A be Qualified effective at 5:00pm EDT on June 12, 2020.

Very truly yours,

IAN E. GILBEY

Chief Executive Officer

Cc:  Peter Berkman, Esq.